UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Liquidia Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53635D202

(CUSIP Number)

January 4, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53635D202	Page 1 of 5 Pages

1	NAME OF REPORTING PERSON Legend Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,182,532
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,182,532

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,182,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based upon 75,812,107 shares of Common Stock, which is the sum of (i) 68,629,575 shares of Common Stock issued and outstanding as of December 31, 2023 according to information provided in writing by the Issuer to the Reporting Persons and (ii) 7,182,532 shares of Common Stock issued to Legend Aggregator, LP in connection with a private offering of Common Stock.

CUSIP No. 53635D202	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Legend Aggregator Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,182,532
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,182,532

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,182,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based upon 75,812,107 shares of Common Stock, which is the sum of (i) 68,629,575 shares of Common Stock issued and outstanding as of December 31, 2023 according to information provided in writing by the Issuer to the Reporting Persons and (ii) 7,182,532 shares of Common Stock issued to Legend Aggregator, LP in connection with a private offering of Common Stock.

CUSIP No. 53635D202	Page 3 of 5 Pages

Item 1(a). Name of Issuer

Liquidia Corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices

419 Davis Drive, Suite 100

Morrisville, North Carolina 27560

Item 2(a). Name of Person Filing.

This Statement is being filed jointly by each of Legend Aggregator, LP, a Delaware limited partnership, and Legend Aggregator Advisors, LLC, a Delaware limited liability company (collectively with Legend Aggregator, LP, the “Reporting Persons”). Legend Aggregator Advisors, LLC is the general partner of Legend Aggregator, LP. Voting and investment power over the shares held by the Reporting Persons is exercised by a three-member management committee of Legend Aggregator Advisors, LLC, and pursuant to the governing documents of Legend Aggregator Advisors, LLC, voting and disposition decisions require the approval of a majority of such persons.

Item 2(b). Address or Principal Business Office, or if none, Residence

The principal business address of each of the Reporting Persons is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

Item 2(c). Citizenship

Please refer to Item 4 on each cover page for each Reporting Person.

Item 2(d). Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number

53635D202

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole Power to Vote or Direct the Vote:

See response to Item 5 on each cover page.

CUSIP No. 53635D202	Page 4 of 5 Pages

(ii)	Shared Power to Vote or to Direct the Vote:

See response to Item 6 on each cover page.

(iii)	Sole Power to Dispose or to Direct the Disposition of:

See response to Item 7 on each cover page.

(iv)	Shared Power to Dispose or Direct the Disposition of:

See response to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below, each of the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 53635D202	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 16, 2024	LEGEND AGGREGATOR, LP
	By:	Legend Aggregator Advisors, LLC Its: General Partner

	By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

LEGEND AGGREGATOR ADVISORS, LLC

	By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of January 16, 2024